March 29, 2013

Via EDGAR

Terence O'Brien
Branch Chief
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20549-4631

Re:    Brady Corporation
10-K
Filed September 27, 2012
File No. 1-14959

Dear Mr. O'Brien,

This is in response to your letter of March 21, 2013, commenting on Brady Corporation's response dated March 11, 2013, to your initial comment letter dated February 19, 2013, commenting on the Form 10-K for the year ended July 31, 2012, Form 10-Q for the quarter ended October 31, 2012, and Form 8-K filed on December 31, 2012. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the year ended July 31, 2012

Management's Discussion and Analysis, page 16

1.
We note the improvements to the discussion of results of operations in your Form 10-Q and discussed in your response to prior comment 3. Where material, please quantify the impact of the events and trends described throughout MD&A in future filings. For example, in your discussion of the operations of your Asia-Pacific segment, you attribute the significant decline in organic sales and segment profit to multiple factors: weakness in the Australian economy, the discontinuation of some large projects, the loss of a major customer, one-time costs associated with moving into a new facility in Australia, etc. Quantifying the impact of these factors will provide investors with information on the relative importance of the events discussed, as well as the potential significance of continuing effects. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

In our future filings on Forms 10-Q and 10-K, we will quantify the impact of the events and trends described throughout the MD&A to the extent material.

Critical Accounting Estimates, page 24

2.
We note the proposed future disclosure in response to prior comment 7 regarding impairment testing of goodwill. In future filings, if the results of your impairment test of a particular reporting unit rely on the assumption of a substantial improvement in the operating performance of the reporting unit, including improvements in gross margin, sales growth rates and other amounts, please disclose this clearly and provide a discussion of your basis for the assumptions. For example, in the proposed discussion of the Die-Cut Asia reporting unit, you provide a sensitivity analysis and additional disclosure about the factors considered, but you do not clearly state whether you have assumed a substantial improvement in sales and profitability from recent historical experience.

In future filings on Form 10-K, or other filings reporting on the results of an interim test for impairment, we will disclose any assumptions that represent a substantial improvement in the operating performance of the reporting unit, along with the basis for the assumptions.

In addition to our responses above, we acknowledge that:

•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 358-6620. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ THOMAS J. FELMER

Mr. Thomas J. Felmer

Senior Vice President and Chief Financial Officer

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